[redacted]

13012509

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
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FEB 27 2013
Washington DC
402

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-67840

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Intercam Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 Brickell Avenue, Suite 1070
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Everardo Vidaurri — (305) 377-8008
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive	Miami	Florida	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Everardo Vidaurri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Intercam Securities, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Notary Public State of Florida
Claudia Palacio
My Commission EE075859
Expires 03/20/2015

(Notary Public)

(Signature)

CEO.

(Title)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

Intercam Securities, Inc.

Report Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934

December 31, 2012

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION

CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

INDEPENDENT AUDITORS' REPORT

Intercam Securities, Inc.
Miami, Florida

We have audited the accompanying financial statements of Intercam Securities, Inc., which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intercam Securities, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Kaufman, Rossin & Co.

Miami, Florida
February 25, 2013

INTERCAM SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS		
CASH AND CASH EQUIVALENTS (NOTE 6)	$	355,487
CERTIFICATES OF DEPOSIT (NOTE 5)		36,729
DEPOSIT AT BROKER (NOTE 6)		100,000
DUE FROM RELATED PARTY (NOTE 7)		13,681
PROPERTY AND EQUIPMENT, NET (NOTE 4)		53,960
OTHER ASSETS		13,786
	$	573,643
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	85,553
Commissions payable		97,401
Deferred rent (Note 5)		61,186
Total liabilities		244,140
LEASE COMMITMENT (NOTE 5)		
STOCKHOLDER'S EQUITY (NOTES 2 AND 9)		329,503
	$	573,643

See accompanying notes.

INTERCAM SECURITIES, INC.
STATEMENT OF OPERATIONS
DECEMBER 31, 2012

REVENUE		
Commissions	$	1,339,403
Other income (Note 7)		393,988
Interest income		2,215
Total revenue		1,735,606
EXPENSES		
Commissions		360,641
Clearing charges		155,510
Depreciation and amortization (Note 4)		22,342
Insurance		14,221
Interest		3,084
Other general and administrative		149,329
Professional fees		62,467
Rent (Note 5)		176,481
Salaries and related expenses		1,319,466
Travel		68,509
Total expenses		2,332,050
NET LOSS	$	(596,444)

See accompanying notes.

INTERCAM SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2012

	Common stock, $0.01 par value; 1,000 shares authorized; 350 shares issued and outstanding				
	Shares issued and outstanding	Amount	Additional Paid in Capital	Accumulated deficit	Total
Balances December 31, 2011	350	$ 4	$ 2,749,996	$ (2,364,053)	$ 385,947
Capital contributions	-	-	540,000	-	540,000
Net loss	-	-	-	(596,444)	(596,444)
Balances December 31, 2012	350	$ 4	$ 3,289,996	$ (2,960,497)	$ 329,503

See accompanying notes.

INTERCAM SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(596,444)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		22,342
Deferred rent expense		61,186
Interest income on certificates of deposit		(122)
Changes in operating assets and liabilities:		
Other assets		(4,829)
Accounts payable and accrued liabilities		5,377
Commissions payable		42,893
Total adjustments		126,847
Net cash used in operating activities		(469,597)
CASH FLOWS FROM INVESTING ACTIVITIES		
Due from related party		(13,082)
Purchases of property and equipment		(27,899)
Net cash used in investing activities		(40,981)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		540,000
NET INCREASE IN CASH AND CASH EQUIVALENTS		29,422
CASH AND CASH EQUIVALENTS - BEGINNING		326,065
CASH AND CASH EQUIVALENTS - ENDING	$	355,487
Supplemental Disclosures of Cash Flow Information:		
Interest paid	$	3,084
Income taxes paid	$	-

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Intercam Securities, Inc. (the Company) incorporated on September 19, 2007 in the State of Florida, and on July 23, 2008 received authorization from the Financial Industry Regulatory Authority ("FINRA") to operate as a registered broker dealer. The Company buys and sells securities on a riskless principal basis with customers and other dealers, earning a spread. The Company is also authorized to buy and sell equities, mutual funds, corporate debt, U.S. Government bonds, put and call options and variable life insurance or annuities, for its customers primarily residing in Mexico, in an agency capacity and charges a commission. In addition, the Company may engage in group underwriting.

On January 1, 2012, Intercam Holdings, Inc., (the "Holding Co." or "Parent") acquired all stock and ownership of the Company. The change in ownership structure received approval from its self-regulatory organization for this change on February 6, 2012. The purpose of the reorganization is to consolidate the ownership structure for tax reporting purposes. The Holding Co., is wholly owned by Grupo Empresarial Tiber S.A. De C.V., which is domiciled in Mexico.

In April 2012, the Company changed the membership agreement with the self-regulatory organization and received approval from FINRA on May 21, 2012. The purpose of the change was to increase the allowed number of registered representatives to a total of 16 associated persons who may have direct contact with customers in the conduct of the Firm's business.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company, during the course of operations, may maintain cash balances in excess of federally insured limits. The Company considers all highly liquid investments purchased with an original maturity of three months or less at the date of acquisition to be cash equivalents.

Securities Transactions and Revenue Recognition

Securities transactions and related gains or losses, commissions and clearing costs are reported on a trade date basis.

Interest income is recorded on an accrual basis.

Due from Related Parties

Amounts due from related parties are stated at the outstanding balance of funds due for repayment of cash advances and charges for services rendered. The carrying amount may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. As management believes that the amounts are fully collectible and are therefore stated at net realizable value, management has not recorded an allowance for doubtful accounts.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation and amortization are computed using the straight-line method based upon estimated useful lives of 5 and 7 years or the term of the lease for leasehold improvements.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes under the liability method whereby deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax assets is dependent upon generating sufficient taxable income in the future. The amount of deferred tax asset considered realizable could change in the near term if estimates of future taxable income are modified.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (continued)

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Generally, the Company is no longer subject to income tax examinations by its major taxing authorities for years before 2009.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

NOTE 2. ECONOMIC DEPENDENCY

A significant portion of the Company's working capital has been obtained from funds contributed by its Parent. The Company's liquidity position during 2013 and beyond is significantly dependent upon the availability of continued funding from its Parent in the absence of achieving profitable operations. The Parent and its group of affiliated entities have committed to funding the Company's operations.

NOTE 3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $50,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2012, the Company's "Net Capital" was $211,258, which exceeded the requirements by $161,258, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 1.17 to 1.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2012 consisted of the following:

Furniture and fixtures	$	33,349
Office equipment		32,766
Leasehold improvements		62,302
		128,417
Less: accumulated depreciation and amortization	(	74,457)
	$	53,960

Depreciation and amortization expense amounted to $22,342 for the year ended December 31, 2012.

NOTE 5. LEASE COMMITMENT

The Company is obligated under a non-cancelable operating lease for its office facility in Miami, Florida, expiring March 2017. In lieu of a security deposit, the Company delivered an irrevocable standby letter of credit to the landlord. The irrevocable standby letter of credit is collateralized by a certificate of deposit in the amount of $36,729 that matures on April 14, 2013 and is renewable annually throughout the term of the lease.

On January 9, 2012, the Company entered into a non-cancelable amended lease agreement to expand the office space and extend the duration of the existing lease until March 2017. Requirements for the letter of credit collateralized by the certificate of deposit are unchanged. The lease contains provisions for future rent increases, and periods in which rent payments are reduced (abated). The Company records monthly rent expense on a straight-line basis over the lease term. The difference between rent expense recorded and the amount paid is credited or charged to "Deferred Rent" which is reflected as a separate line item in the accompanying statement of financial condition.

The approximate future minimum rentals under the non-cancelable lease for the years subsequent to December 31, 2012 are as follows:

2013	$	128,000
2014		121,000
2015		124,000
2016		128,000
2017		33,000
	$	534,000

Rent expense amounted to $176,481 for the year ended December 31, 2012.

NOTE 6. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The clearing and depository operations for the Company's securities transactions are provided by a brokerage firm, whose principal office is located in Jersey City, New Jersey. At December 31, 2012, cash and cash equivalents of approximately $112,000 and the deposit at broker of $100,000 are held by this brokerage firm.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company through its clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In addition to these activities, the Company may execute customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to cover fully losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 7. RELATED PARTY TRANSACTIONS

Expense Sharing Agreement

On August 1, 2010, the Company entered into an expense sharing agreement with Intercam Advisors, Inc. (the "Affiliate"). The Affiliate is related to the Company by virtue of common ownership. The Company agreed to pay certain rents, salaries, employee expenses, communication and office expenses and market data in exchange for a management fee to be paid by the Affiliate to the Company. The monthly management fee is $31,054, as defined in the agreement. For the year ended December 31, 2012, the Company earned $372,648 in management fees, which are included in the accompanying statement of operations as a component of other income.

NOTE 7. RELATED PARTY TRANSACTIONS (Continued)

Due from Related Party

During the year, the Company paid for certain expenses of affiliates in the amount of $31,082 of which $18,000 was repaid during the year by an affiliate. As of December 31, 2012, affiliates owed the Company $13,681, which is included in due from related party in the accompanying statement of financial condition.

NOTE 8. INCOME TAXES

The Company files a consolidated return federal income tax return and combined Florida tax returns with its Parent and computes its federal and state tax provision on a separate-company basis.

The deferred tax asset at December 31, 2012 approximates $1,107,000 and results primarily from a net operating loss carry-forward, which has been offset by a valuation allowance of the same amount. Both the deferred tax asset and valuation allowance increased by approximately $232,000 during the year ended December 31, 2012. The net operating loss carry-forward of approximately $2,916,000 expires in the years 2026-2031. The effective tax rate differed from the maximum federal statutory rate of 34% principally due to the change in the deferred tax asset valuation allowance and state income taxes.

NOTE 9. SUBSEQUENT EVENTS

On January 17, 2013, the Parent contributed $100,000 of additional capital to support the Firm's operations.

SUPPLEMENTARY INFORMATION

INTERCAM SECURITIES, INC.
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2012

CREDITS		
Stockholder's Equity	$	329,504
DEBITS		
Certificate of deposit used as collateral for standby letter of credit		36,729
Due from related party		13,681
Property and equipment, net		53,960
Other assets		13,786
Total debits		118,156
NET CAPITAL BEFORE HAIRCUTS ON FOREIGN CURRENCIES		211,348
HAIRCUTS ON FOREIGN CURRENCIES		991
NET CAPITAL		211,258
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $50,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $244,139		50,000
EXCESS NET CAPITAL	$	161,258
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.17 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$	85,552
Commissions payable		97,401
Deferred rent payable		61,186
Total aggregate indebtedness	$	244,139

There are no material differences that exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

See independent auditors' report.

INTERCAM SECURITIES, INC.
STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2012

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k (2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

See independent auditors' report.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Intercam Securities, Inc.

In planning and performing our audit of the financial statements of Intercam Securities, Inc. (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kaufman, Rossin & Co.

Miami, Florida
February 25, 2013

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Intercam Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Intercam Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC (collectively the "specified parties"), solely to assist you and the other specified parties in evaluating Intercam Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Intercam Securities, Inc.'s management is responsible for Intercam Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kaufman, Rossin & Co.

Miami, Florida
February 25, 2013

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 20 12

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067840 FINRA DEC
INTERCAM SECURITIES INC 15*15
1221 BRICKELL AVE STE 1070
MIAMI FL 33131-3258

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jonathan Jones, 954-913-0943

2. A.	General Assessment (item 2e from page 2)		$ 3,122
B.	Less payment made with SIPC-6 filed (exclude interest) 7 July 2012 (Date Paid)		(1,426)
C.	Less prior overpayment applied		(0)
D.	Assessment balance due or (overpayment)		1,696
E.	Interest computed on late payment (see instruction E) for 0 days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 1,696
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1,696	
H.	Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

None

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Intercam Securities, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 19 day of Feb, 20 13.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 20 2012 and ending December 31, 20 2012
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,735,606
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	111,994
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
Intercompany management fee	372,648
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $2,215	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	2,215
Total deductions	486,857
2d. SIPC Net Operating Revenues	$ 1,1248,749
2e. General Assessment @ .0025	$ 3,122

(to page 1, line 2.A.)

SEE BEYOND THE NUMBERS